Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 24, 2008

This document is important and requires your immediate attention. If you are in doubt about how to respond to the offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson, the information agent retained by Frontier Pacific, at 1-866-374-9879.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE REVISED OFFER BY

ELDORADO GOLD CORPORATION

TO PURCHASE ALL

OUTSTANDING COMMON SHARES OF

FRONTIER PACIFIC MINING CORPORATION

THE BOARD OF DIRECTORS OF FRONTIER PACIFIC UNANIMOUSLY
RECOMMENDS THAT FRONTIER PACIFIC SHAREHOLDERS

ACCEPT

THE REVISED ELDORADO OFFER AND TENDER THEIR FRONTIER PACIFIC
SHARES TO THE REVISED OFFER.

This Notice of Change modifies the Directors’ Circular dated May 26, 2008 issued by the Board of Directors of Frontier Pacific with respect to the offer made by Eldorado dated May 9, 2008, as extended and varied on June 17, 2008. This Notice of Change should be read in conjunction with the Directors’ Circular.

NOTICE TO NON-CANADIAN SHAREHOLDERS

This Director’s Circular has been prepared in accordance with Canadian disclosure requirements. Shareholders should be aware that such requirements are different from those of the United States and other non-Canadian jurisdictions. Frontier Pacific’s financial statements are prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions. The enforcement by Frontier Pacific Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Frontier Pacific is incorporated under the laws of British Columbia, all of its executive officers and directors are residents of Canada, some or all of the experts noted herein may be residents of Canada and that a substantial portion of Frontier Pacific’s assets are located outside the United States. You may not be able to sue Frontier Pacific or its officers or directors in a Canadian court for violations of United States or other non-Canadian securities laws. It may be difficult to compel Frontier Pacific and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non- Canadian jurisdiction or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdiction. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence. Information concerning mineral deposits is prepared in accordance with Canadian disclosure requirements, which differ from the requirements of the U.S. Securities and Exchange Commission applicable to United States companies.

June 20, 2008

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE REVISED ELDORADO OFFER	i
NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR	1
UNANIMOUS RECOMMENDATION OF THE BOARD OF DIRECTORS	1
ANALYSIS AND REASONS FOR THE BOARD’S CONCLUSION AND RECOMMENDATION	1
BACKGROUND TO THE REVISED ELDORADO OFFER	3
AGREEMENTS RELATING TO THE REVISED ELDORADO OFFER	4
OPINION OF FINANCIAL ADVISOR	10
ALTERNATIVES TO THE REVISED ELDORADO OFFER	11
INTENTIONS WITH RESPECT TO THE REVISED ELDORADO OFFER	11
NO MATERIAL CHANGES IN THE AFFAIRS OF FRONTIER PACIFIC	11
OTHER INFORMATION	11
STATUTORY RIGHTS	11
APPROVAL OF THE NOTICE OF CHANGE	11
GLOSSARY	12
CONSENT OF THOMAS WEISEL PARTNERS	14
CERTIFICATE	15

QUESTIONS AND ANSWERS ABOUT THE REVISED ELDORADO OFFER

1.	Why am I receiving this Notice of Change?

On June 17, 2008, Frontier Pacific entered into the Support Agreement with Eldorado pursuant to which Eldorado agreed to make the Revised Eldorado Offer, subject to the terms and conditions set forth in the Support Agreement. As a condition to Eldorado’s willingness to make the Revised Eldorado Offer, among other things, Frontier Pacific agreed to prepare this Notice of Change containing the Board’s unanimous recommendation that Frontier Pacific Shareholders accept the Revised Eldorado Offer.

2.	What is the Revised Eldorado Offer?

Under the terms of the Revised Eldorado Offer, Eldorado is offering to purchase all of the outstanding Frontier Pacific Shares on the basis of 0.1220 Eldorado Shares, C$0.0001 in cash and one Exchange Receipt for each Frontier Pacific Share. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon the issuance, prior to July 1, 2009, of a joint ministerial resolution by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier Pacific’s Perama Hill gold project. If a joint ministerial resolution accepting the environmental terms of reference for the Perama Hill gold project is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. Eldorado has agreed to use its best efforts to cause the Exchange Receipts to be listed on the TSX. See “The Offer” in the Eldorado Circular.

3.	Should I accept the Revised Eldorado Offer?

Your Board unanimously recommends that Frontier Pacific Shareholders ACCEPT the Revised Eldorado Offer and TENDER their Frontier Pacific Shares.

4.	How do I accept the Revised Eldorado Offer?

Eldorado has indicated that you can accept the Revised Eldorado Offer by delivering to Eldorado’s depositary, Kingsdale Shareholder Services Inc., before the expiration of the Revised Eldorado Offer: (a) the certificate(s) representing the Frontier Pacific Shares in respect of which the Revised Eldorado Offer is being accepted; (b) a Letter of Transmittal (printed on blue paper) in the applicable form accompanying the Original Eldorado Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the applicable Letter of Transmittal accompanying the Original Eldorado Circular; and (c) all other documents required by the instructions set out in the Letter of Transmittal accompanying the Original Eldorado Circular.

In addition, Eldorado has indicated that if you cannot deliver all of the necessary documents to Eldorado’s depositary in time, you may be able to complete and deliver to Eldorado’s depositary the Notice of Guaranteed Delivery (printed on yellow paper) accompanying the Original Eldorado Circular, provided you are able to comply fully with its terms.

See “Manner of Acceptance” in the Original Eldorado Circular.

5.	I previously tendered my Frontier Pacific Shares. Do I need to do anything to accept the Revised Eldorado Offer?

No. Assuming that you properly followed the procedures described under the heading “Manner of Acceptance” in the Eldorado Circular and did not subsequently withdraw the Frontier Pacific Shares you tendered, you do not need to do anything to accept the Revised Eldorado Offer with respect to the previously tendered Frontier Pacific Shares.

- ii -

6.	Why does the Board believe that the Revised Eldorado Offer should be accepted?

The Board believes that the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer is fair to Frontier Pacific Shareholders and that the Revised Eldorado Offer is in the best interests of Frontier Pacific and Frontier Pacific Shareholders. The Board’s reasons include:

•	The Revised Eldorado Offer is the best alternative available;
•	The Revised Eldorado Offer represents improved value to Frontier Pacific Shareholders relative to the Original Eldorado Offer;
•	The Board has preserved the ability to respond to superior proposals under the Support Agreement; and
•

Frontier Pacific’s financial advisor, Thomas Weisel Partners Canada Inc., has provided a written opinion that, as of the date of such opinion and subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer was fair, from a financial point of view, to Frontier Pacific Shareholders.

A summary of all of the reasons for the unanimous recommendation of the Board is included on pages 1 to 3 in this Notice of Change.

7.	How long do I have to decide whether to tender to the Revised Eldorado Offer?

You have until the expiration date of the Revised Eldorado Offer to tender your Frontier Pacific Shares. The Revised Eldorado Offer is scheduled to expire at 5:00 p.m. (Toronto time) on July 2, 2008, unless it is extended or withdrawn. See “Time for Acceptance” in the Eldorado Circular.

8.	If I accept the Revised Eldorado Offer, when will I be paid?

Eldorado has agreed in the Support Agreement that if the conditions of the Revised Eldorado Offer are satisfied or waived, Eldorado will take up and pay for all of the Frontier Pacific Shares tendered to the Revised Eldorado Offer promptly and in any event no later than two business days following the time at which it becomes entitled to do so.

See “Payment for Deposited Shares” in the Eldorado Circular.

9.	Who do I ask if I have more questions?

Your Board of Directors recommends that you read the information contained in this Directors’ Circular. Please contact Georgeson, the information agent retained by Frontier Pacific, with any questions or requests for assistance that you might have.

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Number: 1-866-374-9879

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

This Notice of Change to Directors’ Circular (this “Notice of Change”) relates to the directors’ circular dated May 26, 2008 (the “Directors’ Circular”) issued by the board of directors (the “Board of Directors” or the “Board”) of Frontier Pacific Mining Corporation (“Frontier Pacific”) in response to the offer made by Eldorado Gold Corporation (“Eldorado”) to acquire all of the outstanding common shares of Frontier Pacific (“Frontier Pacific Shares”) for 0.1220 common shares of Eldorado (“Eldorado Shares”) and $0.0001 in cash for each Frontier Pacific Share (the “Original Eldorado Offer”), upon the terms and subject to the conditions set forth in the Eldorado offer to purchase and accompanying circular dated May 9, 2008 (collectively, the “Original Eldorado Circular”). The Original Eldorado Offer was varied by Eldorado pursuant to a notice of variation and extension dated June 20, 2008 amending the Original Eldorado Offer (as so amended, the “Eldorado Circular”), to, among other things, extend the Original Eldorado Offer and to increase the consideration payable pursuant to the Original Eldorado Offer to include one exchange receipt (“Exchange Receipt”) for each Frontier Pacific Share (as so amended, the “Revised Eldorado Offer”). Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon the issuance, prior to July 1, 2009, of a joint ministerial resolution (“JMR”) by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier Pacific’s Perama Hill gold project. If a joint ministerial resolution accepting the environmental terms of reference for the Perama Hill gold project is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. Eldorado has agreed to use its best efforts to cause the Exchange Receipts to be listed on the TSX. The Revised Eldorado Offer is currently scheduled to expire at 5:00 p.m. (Toronto time) on July 2, 2008, unless further extended or withdrawn.

Based on the closing price for the Eldorado Shares on the Toronto Stock Exchange (the “TSX”) on June 19, 2008, the last trading day before the date of this Notice of Change, the implied offer price of the Revised Eldorado Offer (excluding the Exchange Receipt) was $1.01 per Frontier Pacific Share.

Capitalized words and terms in this Notice of Change have the same meanings as set forth in the Glossary and elsewhere in this Notice of Change. The information contained in this Notice of Change is given as of June 20, 2008, except as otherwise indicated.

UNANIMOUS RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends that Frontier Pacific Shareholders ACCEPT the Revised Eldorado Offer and TENDER their Frontier Pacific Shares to the Revised Eldorado Offer.

Frontier Pacific Shareholders who are in doubt as to how to respond to the Revised Eldorado Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Frontier Pacific Shareholders are advised that acceptance of the Revised Eldorado Offer may have tax consequences and they should consult their own professional tax advisors. Enquiries concerning the information in this Notice of Change should be directed to Georgeson, the information agent retained by Frontier Pacific, at the toll-free numbers listed on the back page of this Notice of Change.

ANALYSIS AND REASONS FOR THE BOARD’S CONCLUSION AND RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Revised Eldorado Offer and the Support Agreement, with the benefit of advice from its financial advisor, Thomas Weisel Partners Canada Inc. (“Thomas Weisel Partners” or “Financial Advisor”) and its legal advisors, Blake, Cassels & Graydon LLP. The Board believes that the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer is fair to Frontier Pacific Shareholders and that the Revised Eldorado Offer is in the best interests of Frontier Pacific and Frontier Pacific Shareholders. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Frontier Pacific Shareholders that Frontier Pacific Shareholders ACCEPT the Revised Eldorado Offer and TENDER their Frontier Pacific Shares to the Revised Eldorado Offer.

1.	The Revised Eldorado Offer is the best alternative available.

Since April 21, 2008, the date that Eldorado publicly announced its intention to make the Original Eldorado Offer, the Special Committee of the Board, together with Frontier Pacific’s management, Financial Advisor and legal advisors, have worked to actively pursue a broad range of potential value-maximizing alternatives in an attempt to enhance value to Frontier Pacific Shareholders. The Board believes that Eldorado’s agreement to make the Revised Eldorado Offer resulted, in part, from Frontier Pacific’s active process to generate a value-maximizing alternative to the unsolicited offer by Eldorado and Frontier Pacific’s efforts to demonstrate the value of Frontier Pacific’s asset quality and future growth potential.

Frontier Pacific was solicited by and initiated contact with a number of third parties who expressed an interest in considering alternative transactions. A number of these parties, subject to confidentiality agreements, were provided with access to a data room containing certain non-public financial and operating information of Frontier Pacific, received management presentations from Frontier Pacific, made visits to Frontier Pacific’s Perama Hill project and engaged in active discussions with Frontier Pacific with respect to a range of potential value-maximizing transactions. This process did not ultimately result in any definitive third-party proposals regarding a potential value-maximizing transaction. The Board considered the outcome of this process, the likelihood of any alternative transaction generating short-term value comparable to the Revised Eldorado Offer and the likelihood of current Frontier Pacific Shareholders preferring such an alternative transaction to the Revised Eldorado Offer. The Board concluded that the Revised Eldorado Offer represented the best alternative currently available to Frontier Pacific and Frontier Pacific Shareholders. In addition, based on negotiations with Eldorado and its advisors, the Board believes that the Revised Eldorado Offer is the best offer that Eldorado would be willing to make and that Eldorado would be unlikely to make an offer with a higher value.

2.	The Revised Eldorado Offer represents improved value to Frontier Pacific Shareholders relative to the Original Eldorado Offer.

The Revised Eldorado Offer provides an increase in consideration relative to the Original Eldorado Offer, providing Frontier Pacific Shareholders with one Exchange Receipt for each Frontier Pacific Share. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued prior to July 1, 2009 by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier Pacific’s Perama Hill gold project. If a joint ministerial resolution accepting the environmental terms of reference for the Perama Hill gold project is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. Eldorado has agreed to use its best efforts to cause the Exchange Receipts to be listed on the TSX. Frontier Pacific Shareholders will now be entitled to receive 0.1220 Eldorado Shares, $0.0001 in cash and one Exchange Receipt for each Frontier Pacific Share.

3.	The Board has preserved the ability to respond to superior proposals under the Support Agreement.

Under the Support Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable from a financial point of view than the Revised Eldorado Offer and meet certain other criteria, and the Board may withdraw its recommendation of the Revised Eldorado Offer in certain circumstances. See “Agreements Relating to the Revised Eldorado Offer — Support Agreement — Covenants Regarding Non-Solicitation”.

4.

Frontier Pacific’s financial advisor, Thomas Weisel Partners, has provided a written opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer was fair, from a financial point of view, to Frontier Pacific Shareholders.

The Board has received written opinions from its financial advisor, Thomas Weisel Partners, to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications stated in its opinion, the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado

Offer was fair, from a financial point of view, to Frontier Pacific Shareholders. A copy of the opinion of Thomas Weisel Partners is attached to this Notice of Change as Schedule A.

The Board recommends that you read the opinion carefully and in its entirety for a description of the matters considered and the limitations of the review undertaken. The descriptions and the opinion do not constitute a recommendation to Frontier Pacific Shareholders as to whether to tender their Frontier Pacific Shares to the Revised Eldorado Offer.

Conclusion and Recommendation

The Board of Directors unanimously recommends that Frontier Pacific Shareholders ACCEPT the Revised Eldorado Offer and TENDER their Frontier Pacific Shares to the Revised Eldorado Offer.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Frontier Pacific, and the advice of their Financial Advisor and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Revised Eldorado Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after considering all of the information and factors involved. Frontier Pacific Shareholders should consider the terms of the Revised Eldorado Offer carefully and should come to their own decision as to whether to accept the Revised Eldorado Offer.

BACKGROUND TO THE REVISED ELDORADO OFFER

On May 9, 2008, Eldorado announced that it had commenced the Original Eldorado Offer.

On May 23, 2008, the Board resolved to recommend to Frontier Pacific Shareholders that they reject the Original Eldorado Offer and not tender their Frontier Pacific Shares to such offer. A summary of the principal reasons for such recommendation of the Board was set forth under the heading “Analysis and Reasons for Rejecting the Eldorado Offer” in the Directors’ Circular which was filed on May 26, 2008 and mailed to Frontier Pacific Shareholders.

From time to time after the Board of Directors issued the Directors’ Circular on May 26, 2008, the Board of Directors met to be updated by management and Frontier Pacific’s financial and legal advisors on the status of negotiations with third parties regarding a potential alternative transaction and the potential of negotiating a consensual transaction with Eldorado that would provide a more favourable result to Frontier Pacific Shareholders than the Original Eldorado Offer.

On June 16, 2008, the Board met again to discuss the Original Eldorado Offer. After carefully considering the terms of the Original Eldorado Offer and receiving advice from its financial and legal advisors, the Board requested that Dr. Stewart Blusson, a director of Frontier Pacific, contact Dr. Hugh Morris, a director of Eldorado, to explore whether a consensual transaction between the two companies could be reached on terms acceptable to the Board, including an increase in the consideration offered. Dr. Blusson subsequently entered into discussions with Mr. Paul Wright, the President and CEO of Eldorado, regarding potential terms pursuant to which Eldorado and Frontier Pacific would consider negotiating a support agreement in relation to a revised offer by Eldorado.

On June 17, 2008 Frontier Pacific issued a press release waiving the application of the Rights Plan.

On June 17, 2008, Frontier Pacific and Eldorado reached agreement as to the additional consideration to form part of the Revised Eldorado Offer. Later on June 17, 2008, Frontier Pacific and Eldorado settled the terms of lock-up agreements between Eldorado and each of the directors and officers of Frontier Pacific (the “Lock-up Agreements”) and a support agreement to be entered into between Frontier Pacific and Eldorado (the “Support Agreement”).

Also on June 17, 2008, the Board of Directors met and received presentations from its financial and legal advisors relating to the Support Agreement and the Revised Eldorado Offer. Representatives of Thomas Weisel Partners delivered an oral opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written opinion subsequently delivered by it, as of the date of such opinion, the consideration to be paid pursuant to the Revised Eldorado Offer was fair, from a financial point of view, to Frontier Pacific Shareholders. A copy of the opinion is attached to this Notice of Change as Schedule A. Following further discussion, the members of the Board of Directors unanimously resolved to recommend to Frontier Pacific Shareholders that they accept the Revised Eldorado Offer and tender their Frontier Pacific Shares to the Revised Eldorado Offer.

The Support Agreement and Lock-up Agreements were finalized and executed late in the evening on June 17, 2008 and Frontier Pacific and Eldorado each issued press releases to this effect.

AGREEMENTS RELATING TO THE REVISED ELDORADO OFFER

Lock-up Agreements

On June 17, 2008, each of the directors and officers (the “Lock-Up Securityholders”) of Frontier Pacific entered into the Lock-Up Agreements with Eldorado. The Lock-Up Agreements set forth the terms and conditions under which Eldorado agreed to vary the Original Eldorado Offer to make the Revised Eldorado Offer and under which each of the Lock-Up Securityholders of Frontier Pacific agreed, subject to the terms and conditions of the Lock-Up Agreements, to validly tender his Common Shares and any Common Shares (“Option Shares”) subject to his options (“Options”) in valid acceptance of the Offer. The following is a summary of the principal terms of the Lock-Up Agreements. The Lock-Up Agreements contain certain customary representations and warranties of the Lock-Up Securityholders and of Eldorado.

Making the Revised Eldorado Offer

Pursuant to the Lock-Up Agreements, Eldorado agreed to publicly announce its intention to vary the Original Eldorado Offer to make the Revised Eldorado Offer by no later than the close of business on June 18, 2008 and to send a notice of variation to the Eldorado Circular in respect of the Revised Eldorado Offer to each registered holder of Common Shares and each holder of securities that are convertible into Common Shares no later than the close of business on June 20, 2008.

Subject to the satisfaction or waiver of the conditions to the Revised Eldorado Offer, Eldorado also agreed within the time periods required by applicable Canadian provincial securities laws to take up and pay for the Common Shares deposited under the Revised Eldorado Offer.

Variation of the Offer

Pursuant to the Lock-Up Agreements, Eldorado may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Eldorado shall not, without the prior written consent of each of the Lock-Up Securityholders, increase the Minimum Tender Condition, impose additional conditions to the Offer, modify any condition of the Offer in a manner adverse to each of the Lock-Up Securityholders or Shareholders generally (which for greater certainty does not include a waiver of a condition), decrease the Offer Consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of Offer Consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to each of the Lock-Up Securityholders.

Deposit of Common Shares; Support of the Offer

During the term of the Revised Eldorado Offer and provided that Eldorado has complied with the terms thereof, each Lock-Up Securityholders agreed:

(i)

not to sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Frontier Pacific, including, without limitation, any Common Shares, Options or Option Shares beneficially owned by such Lock-Up Securityholder or over which such Lock-Up Securityholder exercises control or direction, except pursuant to the Revised Eldorado Offer and except for transfers to an affiliate of the Lock-Up Securityholder where such affiliate executes an agreement on substantially the same terms as the Lock-Up Agreement or agrees to be bound by the provisions of the Lock-Up Agreement;

(ii)

not to deposit any Common Shares, beneficially owned by such Lock-Up Securityholder or over which such Lock-Up Securityholders exercises control or direction, into a voting trust or enter into a voting agreement or arrangement with respect to such Common Shares or grant any proxy with respect thereto;

(iii)	if the Lock-Up Securityholder is a holder of Options, to exercise all of such Options by no later than the Expiry Time;
(iv)

to accept the Revised Eldorado Offer and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Offer, on or before the calendar day prior to the Expiry Date of the Offer, all of the Common Shares and Option Shares beneficially owned by such Lock-Up Securityholder or over which such Lock-Up Securityholder exercises control or direction as at the date of the Lock-Up Agreement, together with a duly completed and executed Letter of Transmittal (or other appropriate instrument); and

(v)

not to withdraw or cause to be withdrawn from the Offer such Common Shares as have been deposited to the Offer, or caused to be deposited to the Offer, by such Lock-Up Securityholder, unless a “Superior Bid” (as hereinafter defined) is made by a third party.

For the purposes of the Lock-Up Agreements, a “Superior Bid” is any unsolicited bona fide written offer for the Common Shares, any offer concerning any sale of Frontier Pacific or any of its material subsidiaries or any of their material properties or assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Frontier Pacific which competes or interferes, by delay or otherwise, with the Eldorado Offer (an “Acquisition Proposal”) made to the board of directors of Frontier Pacific, or directly to the Shareholders or to the Lock-Up Securityholder: (i) that is made after the date of the Lock-Up Agreement; and (ii) that is in view of each of the Lock- Up Securityholder, acting reasonably, more favourable to him, from a financial point of view, than the consideration per Common Share payable pursuant to the Offer.

Each Lock-Up Securityholder also agrees, from and after the date of the Lock-Up Agreement until the earlier of its termination or the Expiry Time, to cease soliciting, encouraging or initiating any inquiry or the making of any offer concerning an Acquisition Proposal.

Termination of the Lock-Up Agreement

Each of the Lock-Up Agreements may be terminated at any time by mutual consent of Eldorado and the Lock-Up Securityholder. Each Lock-Up Securityholder may, without prejudice to any of his rights under the Lock-Up Agreement and in its sole discretion, terminate a Lock-Up Agreement if: (i) Eldorado has not complied in any material respect with its covenants under the Lock-Up Agreements or if any of Eldorado’s representations and warranties under the Lock-Up Agreements are untrue or incorrect in all material respects; (ii) Eldorado has not effected the Revised Eldorado Offer by the close of business on June 20, 2008; (iii) the terms of the Revised Eldorado Offer do not conform in all material respects with the description of the Revised Eldorado Offer as contained in the Lock-Up Agreement; (iv) Eldorado has not taken up and paid for all Common Shares deposited under the Offer in accordance with applicable Canadian provincial securities laws; or (v) the Lock-Up Securityholder has provided Eldorado notice in writing of a Superior Proposal at least three Business Days prior to the date on which proposes to accept or enter into any agreement relating to such Superior Proposal, and three Business Days have elapsed since Eldorado received the notice of the Lock-Up Securityholder and, if Eldorado has proposed to amend the terms of the Revised Eldorado Offer, the Lock-Up Securityholder shall have determined that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of the Offer proposed by Eldorado.

If notice of an Acquisition Proposal has been delivered by a Lock-Up Securityholder to Eldorado, Eldorado has three Business Days from receipt of such notice to propose to amend the terms of the Offer. Each Lock-Up Securityholder is under an obligation to review any proposed amendments to the Offer in order to determine, acting reasonably, whether the proposal to amend the Offer would result in the Acquisition Proposal no longer being considered a Superior Proposal. Upon termination of the Lock-Up Agreements, a Lock-Up Securityholder shall be entitled to withdraw any of the Common Shares it has deposited under the Offer and Eldorado shall not take up any of such Common Shares.

Support Agreement

On June 17, 2008, Frontier Pacific and Eldorado entered into the Support Agreement, which sets forth, among other things, the terms and conditions upon which the Revised Eldorado Offer is to be made by Eldorado. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Eldorado with the Canadian securities regulatory authorities and available at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in this Notice of Change have the meanings ascribed to them in the Support Agreement.

The Revised Eldorado Offer

Eldorado agreed to amend the Original Eldorado Offer by, among other things, increasing the consideration payable thereunder to include one Exchange Receipt per Frontier Pacific Share, and extending the expiry time to 5:00 p.m. (Toronto time) on July 2, 2008 (as the same may be further extended by Eldorado).

Eldorado agreed to make the Revised Eldorado Offer on the terms and subject to the conditions set forth in the Support Agreement. Eldorado may, in its sole discretion, modify or waive any term or condition of the Revised Eldorado Offer; provided, however, that Eldorado may not, without the prior consent of Frontier Pacific, reduce the consideration per Frontier Pacific Share, change the form of consideration payable under the Revised Eldorado Offer (other than to add additional consideration), increase the Minimum Condition, impose additional conditions to the Revised Eldorado Offer, or otherwise vary the Revised Eldorado Offer or any terms or conditions thereof in a manner which is adverse to Frontier Pacific Shareholders.

Support for the Revised Eldorado Offer

Under the Support Agreement, Frontier Pacific represented to Eldorado that (i) its Board of Directors, upon consultation with its Financial Advisor and legal advisors, had determined unanimously that the Revised Eldorado Offer is fair to Frontier Pacific Shareholders, (ii) that the Board of Directors would recommend that Frontier Pacific Shareholders accept the Revised Eldorado Offer, and (iii) that the Support Agreement is in the best interests of Frontier Pacific and Frontier Pacific Shareholders, and accordingly, unanimously approved the entering into of the Support Agreement and the making of a recommendation that Frontier Pacific Shareholders accept the Revised Eldorado Offer.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Frontier Pacific and Eldorado relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Revised Eldorado Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: (a) public filings; (b) financial statements; (c) absence of certain changes or events; (d) litigation; and (e) mineral reserves and resources.

Conduct of the Business of Frontier Pacific

In the Support Agreement, Frontier Pacific agreed that, prior to the earlier of the appointment or election to the Board of persons designated by Eldorado who represent a majority of the directors of Frontier Pacific and the termination of the Support Agreement, Frontier Pacific will, and will cause each of the Frontier Pacific Subsidiaries to, conduct its business in the ordinary course consistent with past practice and to preserve intact its present business organization and goodwill and not to undertake certain types of restricted activities except: (a) with Eldorado’s prior written consent; (b) as otherwise expressly contemplated or permitted by the Support Agreement; or (c) as disclosed in writing to Eldorado prior to the execution and delivery of the Support Agreement. Frontier Pacific also agreed to use best efforts to advance and obtain all permits required in accordance with the legislated permitting procedure of Greece to allow the commencement of project construction at the Perama Hill Project, including approval of an Environmental Impact Study, in respect of the Perama Hill Project, by the joint ministerial council.

Frontier Pacific also agreed to promptly notify Eldorado orally and in writing of any material adverse change (within the meaning of the Securities Act (British Columbia)) of Frontier Pacific or any of its subsidiaries and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

Board Representation

On the purchase by Eldorado pursuant to the Offer of 66 2/3% of the outstanding Common Shares and upon payment by Eldorado of any amount due under a Frontier Pacific employment or severance agreement, all of the directors of Frontier Pacific and Frontier Pacific shall use their reasonable efforts to secure the resignations of the current directors to enable Eldorado’s designees to be appointed to the board of directors of Frontier Pacific and they shall use their reasonable efforts to cause Eldorado’s designees to be so elected or appointed.

Other Covenants

Frontier Pacific and Eldorado have agreed in the Support Agreement to a number of mutual covenants, including to cooperate in good faith and use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable laws, to consummate the transactions contemplated by the Revised Eldorado Offer and the Support Agreement including the execution and delivery of such documents as the other party may reasonably require, and using commercially reasonable efforts to effect all necessary registrations, filings and submissions requested by governmental authorities.

Eldorado has also covenanted in the Support Agreement to use best efforts to obtain the listing of the Exchange Receipts on the TSX prior to the Expiry Time and use commercially reasonable efforts to cause Frontier Pacific or its Subsidiaries to obtain the JMR before July 1, 2009.

Covenants Regarding Non-Solicitation

The Support Agreement contains certain “non-solicitation” provisions pursuant to which Frontier Pacific agreed that, except as otherwise provided in the Support Agreement, it will not, directly or indirectly, through any officer, director, employee, representative or agent of Frontier Pacific or any of its subsidiaries:

•

solicit, initiate, encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of assets (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of assets), liquidation, issue or sale of shares or rights or interests therein or thereto, joint venture or similar transactions involving Frontier Pacific or any of its Subsidiaries (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), or

•

provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or participate in any effort to take such action by, any corporation, person or other entity or group, provided that, for greater certainty, Frontier Pacific may advise anyone making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the board has so determined.

Frontier Pacific agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Eldorado) that had, prior to the date of the Support Agreement, made an Acquisition Proposal or who is known by Frontier Pacific, acting reasonably, to be considering making an Acquisition Proposal. Except in connection with a Superior Proposal (as defined below) Frontier Pacific agreed not to allow or permit access to any data or information rooms regarding Frontier Pacific except to Eldorado and its representatives and advisors. Frontier Pacific also agreed not to release any third party from any confidentiality or standstill agreement to which Frontier Pacific and such third party are a party, and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Frontier Pacific relating to a potential Acquisition Proposal and to use its best efforts to ensure that such requests are honoured.

However, the Board may consider and accept a Superior Proposal by a third party made in compliance with the provisions of the Support Agreement. A “Superior Proposal” is defined as an unsolicited Acquisition Proposal made to Frontier Pacific in writing which did not result from a breach of the non-solicitation provisions of the Support Agreement and which the board of directors of Frontier Pacific in good faith and in its reasonable judgment, after consultation with its legal advisors and upon the advice of its financial advisors, determines will, if consummated (and taking into account the risk of non-completion), be more favourable to the holders of the Frontier Pacific Common Shares than the Revised Eldorado Offer, and where the Acquisition Proposal (a) has a value that is greater than the value of the Revised Eldorado Offer, (b) is not subject to any due diligence or access condition, (c) if it reflects that financing is required to complete such Acquisition Proposal, such financing has been demonstrated to the satisfaction of the board of directors of Frontier Pacific, acting in good faith (after receipt of advice from its financial advisors and outside counsel), to be reasonably likely to be obtained, and (d) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal).

Frontier Pacific is not permitted to accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless:

•	the Acquisition Proposal constitutes a Superior Proposal;
•	Frontier Pacific has complied with the non-solicitation restrictions in the Support Agreement;
•

Frontier Pacific has provided Eldorado with notice in writing of the Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Frontier Pacific and the Person making the Superior Proposal if not previously delivered);

•	Frontier Pacific concurrently terminates the Support Agreement in accordance with its terms.

Nothing in the Support Agreement prevents the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Right to Match

Frontier Pacific and Eldorado have agreed that if Frontier Pacific receives a written Acquisition Proposal that the board of directors of Frontier Pacific determines is a Superior Proposal, Frontier Pacific shall, in accordance with the terms of the Support Agreement, immediately notify Eldorado in writing of the proposal and provide to Eldorado a copy of the proposal. Until the expiration of the four business day period referred to below, Frontier Pacific shall not take any action to withdraw, modify or change its recommendation with respect to the Revised Eldorado Offer or to approve or implement or enter into any agreement to approve or implement such Superior Proposal. Within four business days after the later of the date of such notification and the date Eldorado receives a copy of the document evidencing such Superior Proposal, Eldorado may, by notice in writing to Frontier Pacific, agree to amend the Support Agreement to increase the consideration to be paid to Shareholders pursuant to the Revised Eldorado Offer to an amount having a value at least equal to the value of the consideration offered under such Superior Proposal (provided that for the purposes of the Support Agreement, the value of any non-cash consideration proposed to be paid, delivered or issued under any Superior Proposal or by Eldorado (unless the consideration proposed to be paid, delivered or issued under such Superior Proposal or by Eldorado includes an all-

cash option, in which case the value of such consideration shall be equal to such cash consideration) shall be determined by the board of directors of Frontier Pacific (having consulted any financial advisor of Frontier Pacific or obtained other independent financial advice), acting reasonably, and Frontier Pacific shall forthwith provide to Eldorado all data, opinions and other information relied upon by the board of directors of Frontier Pacific in order to arrive at its determination of the value of any non-cash consideration to be paid), in which case Frontier Pacific and Eldorado shall agree to any amendments required to so increase the consideration and Frontier Pacific shall not take any action to withdraw its recommendation with respect to the Revised Eldorado Offer, as amended, or to approve or implement such Superior Proposal or release the person making such Superior Proposal from any standstill or confidentiality obligation.

Termination Payment

If at any time after the execution of the Support Agreement:

(a)

The board of directors of Frontier Pacific withdraws or modifies in a manner adverse to Eldorado any of its recommendations or determinations referred to above or resolves to do so prior to the Expiry Time (other than as a direct result of and in direct response to a material breach by Eldorado of its obligations hereunder or other than as a direct result of a change occurring after the date of the Support Agreement in respect of Eldorado that is materially adverse) or the board of directors of Frontier Pacific recommends acceptance by Frontier Pacific Shareholders of, or that Frontier Pacific Shareholders vote in favour of, a Superior Proposal; or

(b)	Frontier Pacific terminates the Support Agreement in the event of a Superior Proposal; or
(c)

The Minimum Condition or any other condition of the Revised Eldorado Offer has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Revised Eldorado Offer AND a bona fide written Acquisition Proposal has been made and publicly announced by any person (the “Acquisition Proposal Offeror”), other than Eldorado, prior to the Expiry Time and not withdrawn at least five days prior to the Expiry Time AND

(i)

Frontier Pacific consummates an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror (within the meaning of that expression as used in the Applicable Laws) prior to the expiration of 365 days following termination of the Support Agreement;

(ii)

the Acquisition Proposal Offeror, together with persons acting jointly or in concert with the Acquisition Proposal Offeror, acquires sufficient securities of Frontier Pacific that, together with their currently held Frontier Pacific Common Shares, represent de facto control of Frontier Pacific, prior to the expiration of 365 days following termination of the Support Agreement; or

(iii)

Frontier Pacific enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 120 days following the termination of the Support Agreement, and thereafter consummates such Acquisition Proposal;

(each of the above being a “Fee Event”) then Frontier Pacific shall forthwith pay to Eldorado, or as Eldorado may direct, as liquidated damages an amount (the “Break Fee”) equal to $7,200,000. For greater certainty, Frontier Pacific shall not be obliged to make more than one Break Fee payment if one or more of the events specified herein occurs.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Frontier Pacific and Eldorado;

•

by Eldorado at any time by written notice if Frontier Pacific is in default of any material covenant or obligation under the Support Agreement or Frontier Pacific or any member of the Lock-up Securityholders is in default of any material covenant or obligation under the Lock-Up Agreement or any representation or warranty of Frontier Pacific under the Support Agreement or of the Lock-up Securityholders under the Lock-Up Agreements is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be materially adverse to Frontier Pacific);

•

by Frontier Pacific at any time by written notice if Eldorado is in default of any material covenant or obligation under the Support Agreement or any representation or warranty of Eldorado under the Support Agreement is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be materially adverse to Eldorado);

•

by either party by written notice after August 15, 2008 if Eldorado has not purchased any Frontier Pacific Common Shares pursuant to the Revised Eldorado Offer, otherwise than as a result of the breach by the party wishing to terminate the Support Agreement of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement by being untrue or incorrect in any material respect;

•

by Eldorado by written notice if the Minimum Condition or any other closing condition has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Revised Eldorado Offer;

•	by Eldorado by written notice upon the occurrence of an event which would result in the payment of the Break Fee; or
•

by Frontier Pacific if, prior to the Expiry Time or termination of the Revised Eldorado Offer, an Acquisition Proposal is received by Frontier Pacific which is a Superior Proposal and Eldorado does not agree to match the offer in accordance with the terms of the Support Agreement.

OPINION OF FINANCIAL ADVISOR

Thomas Weisel Partners was initially retained to assess the Original Eldorado Offer and to provide advice to the Board of Directors in connection with the Original Eldorado Offer. In connection with the Original Eldorado Offer, the Financial Advisor delivered a written opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in their opinion, as of the date thereof, the consideration under the Original Eldorado Offer was inadequate, from a financial point of view, to the Frontier Pacific Shareholders.

In connection with the Revised Eldorado Offer, Thomas Weisel Partners has delivered a written opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by them, as of the date thereof, the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer was fair, from a financial point of view, to the Frontier Pacific Shareholders. A copy of the written opinion relating to the Revised Eldorado Offer of Thomas Weisel Partners is attached to this Notice of Change as Schedule A. You are encouraged to read the opinion carefully and in its entirety for a description of the matters considered and limitations on the review undertaken. The opinion addresses only the fairness from a financial point of view of the consideration to be received by Frontier Pacific Shareholders under the Revised Eldorado Offer. The opinion does not constitute a recommendation to any Frontier Pacific Shareholder as to whether to tender Frontier Pacific Shares pursuant to the Revised Eldorado Offer.

Pursuant to the terms of its engagement letter with Frontier Pacific, Thomas Weisel Partners is to be paid a fee for its services as financial advisor, including a fee for the opinion and an advisory fee in certain circumstances and a completion fee that is contingent upon the completion of the Eldorado Offer or any alternative transaction. The Company has also agreed to indemnify Thomas Weisel Partners against certain liabilities.

ALTERNATIVES TO THE REVISED ELDORADO OFFER

Except as set forth under “Agreements Relating to the Revised Eldorado Offer — Support Agreement”, Frontier Pacific is not undertaking or engaged in any negotiations in response to the Revised Eldorado Offer that relate to: (a) a tender offer or other acquisition of Frontier Pacific’s securities by Frontier Pacific, any of its subsidiaries, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Frontier Pacific or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of Frontier Pacific or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Frontier Pacific.

Except as set forth under “Agreements Relating to the Revised Eldorado Offer — Support Agreement”, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Revised Eldorado Offer that relate to one or more of the matters referred to in the preceding paragraph.

INTENTIONS WITH RESPECT TO THE REVISED ELDORADO OFFER

The Board of Directors has made reasonable enquiries of each director and executive officer of Frontier Pacific. Each of the directors and executive officers of Frontier Pacific has indicated his intention to accept the Revised Eldorado Offer and tender his Frontier Pacific Shares to the Revised Eldorado Offer.

NO MATERIAL CHANGES IN THE AFFAIRS OF FRONTIER PACIFIC

Except as otherwise described or referred to in this Notice of Change, the Directors’ Circular or as otherwise publicly disclosed, no other information is known to the directors or executive officers of Frontier Pacific that indicates any material change in the affairs or prospects of Frontier Pacific since May 26, 2008.

OTHER INFORMATION

Except as disclosed in this Notice of Change, there is no information that is known to the directors and executive officers of Frontier Pacific that would reasonably be expected to affect the decision of the holders of Frontier Pacific Shares (or securities convertible into Frontier Pacific Shares) to accept or reject the Revised Eldorado Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Frontier Pacific Shareholders with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Frontier Pacific Shareholders. However, such rights must be exercised within prescribed time limits. Frontier Pacific Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE NOTICE OF CHANGE

The contents of this Notice of Change have been approved by the directors of Frontier Pacific and the delivery of this Notice of Change has been authorized by the Board of Directors.

GLOSSARY

In this Directors’ Circular, unless the context otherwise requires:

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Board” or “Board of Directors” means the board of directors of Frontier Pacific;

“Company” means Frontier Pacific;

“Directors’ Circular” means the directors’ circular dated May 26, 2008;

“Eldorado” means Eldorado Gold Corporation, a corporation incorporated under the laws of British Columbia;

“Eldorado Share” means a common share in the capital of Eldorado;

“Eldorado Circular” means the take-over bid circular related to the Offer dated May 9, 2008, as amended;

“Frontier Pacific” means Frontier Pacific Mining Corporation, a corporation incorporated under the laws of British Columbia;

“Frontier Pacific Shareholders” means the holders of Frontier Pacific Shares;

“Frontier Pacific Shares” means the common shares of Frontier Pacific;

“Georgeson” means Georgeson Shareholder Communications Canada, Inc., the information agent.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Offeror” means Eldorado;

“Original Eldorado Circular” means the take-over bid circular related to the Offer dated May 9, 2008;

“Original Eldorado Offer” means the offer made by the Offeror by way of a take-over bid for all of the outstanding Frontier Pacific Shares on the basis of 0.1220 of a Eldorado Share and $0.0001 in cash for each Frontier Pacific Share, upon the terms and subject to the conditions set forth in the offer to purchase of the Offeror accompanying the take-over bid circular, letter of acceptance and transmittal and notice of guaranteed delivery of the Offeror dated May 9, 2008;

“Revised Eldorado Offer” means the offer made by the Offeror by way of a take-over bid for all of the outstanding Frontier Pacific Shares on the basis of 0.1220 of a Eldorado Share, $0.0001 in cash for each Frontier Pacific Share and one Exchange Receipt, upon the terms and subject to the conditions set forth in the offer to purchase of the Offeror accompanying the take-over bid circular, letter of acceptance and transmittal and notice of guaranteed delivery of the Offeror dated May 9, 2008 as supplemented June 5, 2008 and, as amended June 20, 2008;

“Rights Plan” means the shareholder rights plan agreement dated May 16, 2008 between Frontier Pacific and Computershare Trust Company of Canada;

“SEC” means the United States Securities and Exchange Commission;

“Special Committee” means the special committee of independent members of the Board of Directors, the members of which are Mr. Victor Bradley (Chair), Mr. Ross McDonald and Dr. Stewart Blusson;

“subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia); and

“Support Agreement” means the Transaction and Support Agreement dated June 17, 2008 between Eldorado and Frontier Pacific.

CONSENT OF THOMAS WEISEL PARTNERS

To the Board of Directors of Frontier Pacific Mining Corporation:

We hereby consent to the references to our opinion dated June 17, 2008, under the headings “Questions and Answers About the Revised Eldorado Offer”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Revised Eldorado Offer” and “Opinion of the Financial Advisor” and to the inclusion of our opinion dated June 17, 2008 as Schedule A to this Notice of Change to Directors’ Circular. In providing our consent, we do not intend that any person other than the Board of Directors and the Special Committee of the Board of Directors shall be entitled to rely upon our opinion.

Dated the 20th day of June, 2008.

(signed) “Thomas Weisel Partners”

CERTIFICATE

DATED: June 20, 2008

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the bid within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(signed) “Victor H. Bradley” Director and Chairman of the Special Committee	(signed) “Peter F. Tegart” Director, President and Chief Executive Officer

SCHEDULE "A"

FAIRNESS OPINION

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE

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